FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

One Franklin Parkway

San Mateo, CA 94403-1906

Tel 650.312.2000

May 12, 2014

Filed Via EDGAR (CIK #0001022804)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:      Franklin Templeton Fund Allocator Series (the “Registrant”) (on behalf of series Franklin LifeSmart 2015 Retirement Target Fund, Franklin LifeSmart 2020 Retirement Target Fund, Franklin LifeSmart 2025 Retirement Target Fund, Franklin LifeSmart 2030 Retirement Target Fund, Franklin LifeSmart 2035 Retirement Target Fund, Franklin LifeSmart 2040 Retirement Target Fund, Franklin LifeSmart 2045 Retirement Target Fund and Franklin LifeSmart 2050 Retirement Target Fund; together the “Retirement Target Funds”)

(File Nos. 333-13601, 811-07851)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Bruce Bohan on April 14, 2014 with regard to Amendment No.42 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on February 28, 2014 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) in order to revise certain strategies in the fund prospectuses for the Retirement Target Funds.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.

PROSPECTUS COMMENTS:

1.         Comment:  Footnote 4 to the fee table for each fund should be updated to reflect that the waiver is in place for at least the next 12 months.

Response:  The fee waiver language was updated to reflect appropriate period for the waiver.

2.         Comment:  Revise the “Principal Investment Strategies” section in each summary prospectus to make it clear what instruments constitute “alternative investments” in the sentence that describes the general composition of the underlying funds’ portfolios.

Response:  The applicable sentence in the “Principal Investment Strategies” section in each summary prospectus has been revised to refer to “derivative investments.”

U.S. Securities and Exchange Commission

May 12, 2014

3.         Comment:  Mention derivatives in the “Principal Investment Strategies” section in the summary prospectus.

Response:  The “Principal Investment Strategies” section in each summary prospectus has been revised as indicated in response to Comment #2 above.

4.         Comment:  In the “Principal Investment Strategies” section in the summary prospectus, indicate whether the managers consider duration and maturity in the selection of fixed-income funds.

Response:  The “Principal Investment Strategies” section in each summary prospectus has been revised accordingly.

5.         Comment:  If a Fund’s exposure to lower rated debt securities through its investments in the underlying funds constitutes a principal risk, please note such in the credit risk discussion in the summary prospectus.

Response:  The Registrant has reviewed each Fund’s exposure to lower rated securities and has determined that such exposure does not constitute a principal risk.

6.         Comment:  Revise the opening clause of the first sentence of “Investing in Underlying Funds” of the “Principal Risk” section in the summary prospectus to avoid use of the verb “concentrate.”

Response:  The disclosure has been revised accordingly.

7.         Comment:  In the “Performance” section for the funds that commenced operations in July 2013, please include the language required by the Instruction to Item 4(b)(2) of Form N-1A.

Response:  The disclosure has been revised accordingly.

8.         Comment:  Please adjust the tenure of the portfolio managers for the funds that commenced operations in July 2013.

Response:  The disclosure has been revised.

9.         Comment:  Clarify in the “Management” section of the statutory prospectus that the portfolio managers are responsible for “each” fund.

Response:  The disclosure has been revised accordingly.

SAI COMMENTS:

1.         Comment:  In the “Borrowing” section under “Glossary of Investments, Techniques, Strategies and Their Risks,” please amend the parenthetical phrase “within three days” in the second sentence of the first paragraph to include “excluding Sundays and holidays.”

Response:  The disclosure has been revised accordingly.

2.         Comment:  In the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings,” please describe how you address conflicts between the adviser (and its affiliates) and Fund shareholders regarding portfolio holdings.

U.S. Securities and Exchange Commission

May 12, 2014

Response:  The Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings- Policies and Procedures Regarding the Release of Portfolio Holdings” adequately address the requirements of Form N-1A Item 16(f)(1)(vi).

Please do not hesitate to contact Bruce Bohan at 650.312.3504 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President and Secretary